Exhibit 99.1

Space-Based AI: Dr. Richard Lu Comments on Elon Musk Remarks at The World Economic Forum

PowerBank CEO Responds to Elon Musk’s Davos Remarks on AI Power Demands; Highlights Company’s Role in Space-Based Solar Infrastructure

TORONTO, ONTARIO, January 27, 2026 – PowerBank Corporation (NASDAQ: SUUN; Cboe CA: SUNN, FSE: 103) (“PowerBank” or the “Company”), a North American renewable energy company focused on solar energy infrastructure and battery energy storage systems (BESS), with an intention to move into advanced data center solutions including spaced-based solar powered AI infrastructure, today comments on recent remarks at The World Economic Forum in Davos, Switzerland, highlighting the critical intersection of renewable energy and artificial intelligence infrastructure.

During his address at Davos, Musk emphasized that “I think the limiting factor for AI deployment is fundamentally electrical power.” This observation resonates deeply with PowerBank’s strategic focus on solar energy production and intention to move into space-based computing infrastructure through its collaboration with Smartlink AI (“Orbit AI”).

Musk further outlined an ambitious vision for space-based solar power, stating: “It’s really all about the sun. So that’s why, one of the things that we’re doing with SpaceX, within a few years, is launching solar powered AI satellites. Because space is really the source of immense power, and then you don’t need to take up any room on earth, there’s so much room in space, and you can scale to ultimately hundreds of terawatts per year.” His remarks validate the fundamental premise of PowerBank’s collaboration with Orbit AI: that solar-powered orbital infrastructure represents the next frontier in AI computing.

Dr. Richard Lu, CEO of PowerBank Corporation, responded to these comments: “Elon Musk’s remarks at Davos confirm what we’ve been working toward through our collaboration with Orbit AI—that the future of AI computing lies beyond Earth’s constraints. PowerBank’s expertise in terrestrial solar operations positions it to collaborate with Orbit AI on solar and thermal energy management support for space-based initiatives. This isn’t theoretical—the Orbit AI satellite is already operational, producing solar power and running AI compute in space. PowerBank intends to collaborate with Orbit AI on future missions.”

Musk also announced aggressive production targets for terrestrial solar manufacturing: “SpaceX and Tesla, we’re building up large scale solar. So the SpaceX and Tesla teams, both separately, are working to build to 100 GW a year of solar power in the US. Of manufactured solar power. That will probably take us, I don’t know, about 3 years or something. These are pretty big numbers. And I’d encourage others to do the same.” PowerBank shares this commitment to scaling solar infrastructure on earth, with a development pipeline of over one gigawatt and a proven track record of delivering renewable energy projects across North America.

Understanding Space-Based AI Infrastructure

Space-based AI infrastructure operates fundamentally differently from terrestrial data centers. In low-Earth orbit (LEO), satellites equipped with AI processing capabilities benefit from continuous solar exposure—an advantage Musk highlighted when noting that “When you have solar in space, you get maybe 5 times more effectiveness than solar on the ground.” Unlike ground-based solar installations that face nighttime interruption and atmospheric interference, orbital solar panels harvest uninterrupted sunlight as they circle the Earth approximately every 90 minutes.

The DeStarlink Genesis-1 satellite, launched by Orbit AI on December 10, 2025, demonstrates this concept in practice. The satellite carries NVIDIA AI processing hardware powered entirely by space-grade solar panels, enabling it to perform AI inference operations—the computational process of applying trained AI models to new data—directly in orbit without relying on ground-based power infrastructure. PowerBank was not involved in the initial launch but through its Collaboration Framework Agreement with Orbit AI intends to help support solar and thermal management systems on future missions, subject to agreement on specific service and remuneration terms.

As confirmed in PowerBank’s December 26, 2025 update, Genesis-1 has been recorded both operating and producing solar power as it orbits Earth. The satellite’s successful deployment validates the technical architecture required for the planned Orbital Cloud constellation—a network where multiple solar-powered satellites operate together to provide distributed AI computing capacity, blockchain verification, and decentralized connectivity services.

The Role of Power Companies in Sustainable Space Technology

Power companies like PowerBank play a critical role in advancing solar technology. Musk’s observation that “Net effect is that the lowest cost place to put AI will be space. And that’ll be true within 2 years, maybe 3.” underscores the economic imperative driving this transition. However, realizing this vision requires specialized expertise in solar energy systems optimized for the unique demands of orbital operation.

Space-grade solar panels must withstand extreme temperature fluctuations—ranging from approximately -150°C in Earth’s shadow to +120°C in direct sunlight—while maintaining consistent power output. As computational loads increase with more sophisticated AI models, thermal management becomes increasingly critical. Satellites cannot rely on conventional cooling methods; instead, they must use passive radiative cooling and adaptive thermal control solutions to dissipate heat into space.

These challenges align with PowerBank’s broader expertise in sustainable energy infrastructure. The company’s experience developing battery energy storage systems (BESS) for terrestrial applications translates directly to potentially managing power fluctuations in orbital systems as satellites transition between sunlight and shadow.

The successful operation of Genesis-1 establishes a foundation for Orbit AI’s expansion plans, with a second satellite launch targeted for Q1 2026 and additional deployments planned thereafter. At this time PowerBank elected not to make an investment in Orbit AI and the terms of any remuneration for services PowerBank may provide Orbit AI have not yet been determined.

About PowerBank Corporation

PowerBank Corporation is an independent renewable and clean energy project developer and owner focusing on distributed and community solar projects in Canada and the USA. The Company develops solar and Battery Energy Storage System (BESS) projects that sell electricity to utilities, commercial, industrial, municipal and residential off-takers. The Company maximizes returns via a diverse portfolio of projects across multiple leading North America markets including projects with utilities, host off-takers, community solar, and virtual net metering projects. The Company has a potential development pipeline of over one gigawatt and has developed renewable and clean energy projects with a combined capacity of over 100 megawatts built.

To learn more about PowerBank, please visit www.powerbankcorp.com.

FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements and forward-looking information within the meaning of Canadian securities legislation (collectively, “forward-looking statements”) that relate to the Company’s current expectations and views of future events. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “expects”, “will continue”, “is anticipated”, “anticipates”, “believes”, “estimated”, “intends”, “plans”, “forecast”, ”projection”, “strategy”, “objective” and “outlook”) are not historical facts and may be forward-looking statements and may involve estimates, assumptions and uncertainties which could cause actual results or outcomes to differ materially from those expressed in such forward-looking statements. In particular and without limitation, this news release contains forward-looking statements pertaining to the Company’s expectations regarding industry trends and overall market growth; the details of the collaboration with Orbit AI and its expected benefits; the Company’s contributions towards the collaboration with Orbit AI; the timelines for Orbit AI’s operations the Company’s growth strategies, and the size of the Company’s development pipeline. No assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this news release should not be unduly relied upon. These statements speak only as of the date of this news release.

Forward-looking statements are based on certain assumptions and analyses made by the Company in light of the experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate, and are subject to risks and uncertainties. In making the forward looking statements included in this news release, the Company has made various material assumptions, including but not limited to: t ; Orbit AI and the Company are able to agree on commercial terms for the announced collaboration; obtaining the necessary regulatory approvals; that regulatory requirements will be maintained; general business and economic conditions; the Company’s ability to successfully execute its plans and intentions; the availability of financing on reasonable terms; the Company’s ability to attract and retain skilled staff; market competition; the products and services offered by the Company’s competitors; that the Company’s current good relationships with its service providers and other third parties will be maintained; and government subsidies and funding for renewable energy will continue as currently contemplated. Although the Company believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and the Company cannot assure that actual results will be consistent with these forward-looking statements. Given these risks, uncertainties and assumptions, investors should not place undue reliance on these forward-looking statements.

Whether actual results, performance or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors, including those listed under “Forward-Looking Statements” and “Risk Factors” in the Company’s most recently completed Annual Information Form, and other public filings of the Company, which include: Orbit AI is unable to raise sufficient financing to complete its launch of satellites on the timelines proposed or at all; Orbit AI and the Company fail to agree on commercial terms for the announced collaboration; technical risks associated with Orbit AI’s planned operations; the Company may be adversely affected by volatile solar power market and industry conditions; the execution of the Company’s growth strategy depends upon the continued availability of third-party financing arrangements; the Company’s future success depends partly on its ability to expand the pipeline of its energy business in several key markets; governments may revise, reduce or eliminate incentives and policy support schemes for solar and battery storage power; general global economic conditions may have an adverse impact on our operating performance and results of operations; the Company’s project development and construction activities may not be successful; developing and operating solar Project exposes the Company to various risks; the Company faces a number of risks involving Power Purchase Agreements (“PPAs”) and project-level financing arrangements; any changes to the laws, regulations and policies that the Company is subject to may present technical, regulatory and economic barriers to the purchase and use of solar power; the markets in which the Company competes are highly competitive and evolving quickly; an anti-circumvention investigation could adversely affect the Company by potentially raising the prices of key supplies for the construction of solar power projects; foreign exchange rate fluctuations; a change in the Company’s effective tax rate can have a significant adverse impact on its business; seasonal variations in demand linked to construction cycles and weather conditions may influence the Company’s results of operations; the Company may be unable to generate sufficient cash flows or have access to external financing; the Company may incur substantial additional indebtedness in the future; the Company is subject to risks from supply chain issues; risks related to inflation and tariffs; unexpected warranty expenses that may not be adequately covered by the Company’s insurance policies; if the Company is unable to attract and retain key personnel, it may not be able to compete effectively in the renewable energy market; there are a limited number of purchasers of utility-scale quantities of electricity; compliance with environmental laws and regulations can be expensive; corporate responsibility may adversely impose additional costs; the future impact of any global pandemic on the Company is unknown at this time; the Company has limited insurance coverage; the Company will be reliant on information technology systems and may be subject to damaging cyberattacks; the Company may become subject to litigation; there is no guarantee on how the Company will use its available funds; the Company will continue to sell securities for cash to fund operations, capital expansion, mergers and acquisitions that will dilute the current shareholders; and future dilution as a result of financings.

The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law. New factors emerge from time to time, and it is not possible for the Company to predict all of them, or assess the impact of each such factor or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. Any forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement.

For further information, please contact:

PowerBank Corporation

Tracy Zheng

Email: tracy.zheng@powerbankcorp.com

Phone: 416.494.9559

Source: PowerBank Corporation